EXHIBIT 99.1

Algonquin Power & Utilities Corp. Completes $100 Million Bought Deal Offering of Common Shares

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES PERSONS/

OAKVILLE, ON, Dec. 11, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that it has closed its previously announced bought deal offering (the “Offering”) of common shares of APUC (the “Common Shares”). Under the terms of the Offering, APUC has issued 10,055,000 Common Shares at a price of C$9.95 per share for gross proceeds of approximately $100 million.

Net proceeds of the Offering will be used to partially finance certain of APUC’s previously disclosed growth opportunities, reduce amounts outstanding on the credit facilities of APUC and/or its subsidiary entities, and for general corporate purposes.

The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement with a syndicate of underwriters led by Scotia Capital Inc. and CIBC World Markets Inc., and including BMO Capital Markets, National Bank Financial Inc., RBC Capital Markets, TD Securities Inc., Desjardins Capital Markets, Canaccord Genuity Corp., and Cormark Securities Inc. (collectively, the “Underwriters”).

APUC has granted the Underwriters an option, exercisable at the Offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

The Common Shares have been offered to the public in Canada by way of a supplement to APUC’s short form base shelf prospectus dated February 18, 2014. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of $2.8 billion of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding the use of proceeds from the Offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

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For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Rd., Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:28e 11-DEC-14